# ANNUAL LIST OF OFFICERS, DIRECTORS AND AGENTS OF:

ALMADEN AMERICA INC

FILE NUMBER

9213-1990

FOR THE PERIOD OCT 2004 TO 2005. DUE BY OCT 31, 2004.

The Corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

RA# 902

LEROY ARRASCADA

145 RYLAND ST
RENO NV 89501

FOR OFFICE USE ONLY

FILED (DATE)

FILING FEE: $125

☐ IF THE ABOVE INFORMATION IS INCORRECT, PLEASE CHECK THIS BOX AND A CHANGE OF RESIDENT AGENT/ADDRESS FORM WILL BE SENT.

PLEASE READ INSTRUCTIONS BEFORE COMPLETING AND RETURNING THIS FORM.

1. Include the names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. Last year's information may have been preprinted. If you need to make changes, cross out the incorrect information and insert the new information above it. An officer must sign the form. FORM WILL BE RETURNED IF UNSIGNED.
2. If there are additional directors, attach a list of them to this form.
3. Return the completed form with the filing fee shown above. A $75 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.
4. Make your check payable to the Secretary of State. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 N. Carson St., Carson City, NV 89701-4201. (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE - AS SHOWN ABOVE PENALTY: $75.00

Check all that apply:

☐ This corporation is a publicly-traded corporation. If so, Central Index Key number is: ____________

☐ This publicly-traded corporation is not required to have a Central Index Key number.

| NAME | TITLE(S) | | | |
|---|---|---|---|---|
| JAMES DUANE POLIQUIN | PRESIDENT (OR EQUIVALENT OF) | | | |
| **P.O. BOX** | **ADDRESS** | **CITY** | **ST.** | **ZIP** |
| | 1103-750 W PENDER ST | VANCOUVER | BC | V6C 2T8 |
| **NAME** | **TITLE(S)** | | | |
| James E. McInnes<br>~~MORGAN JAMES POLIQUIN~~ | SECRETARY (OR EQUIVALENT OF) | | | |
| **P.O. BOX** | **ADDRESS** | **CITY** | **ST.** | **ZIP** |
| | 1202-1022 Nelson ST.<br>~~1103-750 W PENDER ST~~ | VANCOUVER | BC | V6E 4S7<br>~~V6C 2T8~~ |
| **NAME** | **TITLE(S)** | | | |
| James E. McInnes<br>~~MORGAN JAMES POLIQUIN~~ | TREASURER (OR EQUIVALENT OF) | | | |
| **P.O. BOX** | **ADDRESS** | **CITY** | **ST.** | **ZIP** |
| | 1202-1022 Nelson ST.<br>~~1103-750 W PENDER ST~~ | VANCOUVER | BC | V6E 4S7<br>~~V6C 2T8~~ |
| **NAME** | **TITLE(S)** | | | |
| | DIRECTOR | | | |
| **P.O. BOX** | **ADDRESS** | **CITY** | **ST.** | **ZIP** |
| | | | | |

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer

Date Sept 7 04

01CSSA5 (Rev 09/03)